SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number

NOTIFICATION OF LATE FILING
(Check One): x Form 10-K
Form 11-K   Form 20-F   Form 10-Q   Form N-SAR

For Period Ended: June 30, 1999
Transition Report on Form 10-K
Transition Report on Form 10-Q
Transition Report on Form 20-F
Transition Report on Form N-SAR
Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I
REGISTRANT INFORMATION

Full name of registrant :  Internet Law Library, Inc.

Former name if applicable:  Planet Resources, Inc.

Address of principal executive office

Street and number):  4301 Windfern, Suite 200

City, state and zip code :  Houston, Texas 77041

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is unable to prepare and assemble the documentation necessary for filing the report on Form 10-K in the prescribed time period because of recent changes in management and legal counsel. The Company has recently hired a Chief Financial Officer and changed its legal counsel. As a result, the Chief Financial Officer and his staff and the Company's legal counsel need additional time to complete the information for the report.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Carol Ann Wilson   (281)        600-6000
   (Name)        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
       X Yes      No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
       X Yes     No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       In March 1999, the Company completed a reverse merger with National Law Library, Inc., an Internet company that provides subscription legal research facilities through its Internet portal. National Law began its revenue-generating operations during the first calendar quarter of 1999. The results of these operations will be reflected in the Company's financial statements to be included in this Form 10-K and will represent a significant change from the results of operations reported in the corresponding period for the last fiscal year.

       After giving effect to its continuing operations and those non-Internet operations to be discontinued, the Company expects to report a net loss of approximately $600,000 for the year ended June 30, 1999.




       Internet Law Library, Inc.
       (Name of Registrant as Specified in Charter)

       Has caused this notification to be signed on its behalf by the undersigned authorized to do so.

       Date: September 29, 1999

       By: //s// Hunter M.A.Carr, Chairman/CEO